

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2023

Alon Ben-Noon
Chief Executive Officer
NeuroSense Therapeutics Ltd.
11 HaMenofim Street, Building B
Herzliya 4672562 Israel

> **Re: NeuroSense Therapeutics Ltd.**
> **Registration Statement on Form F-1**
> **Filed July 21, 2023**
> **File No. 333-273375**

Dear Alon Ben-Noon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed July 21, 2023

Cover Page

1. Please revise the heading on your cover page to quantify the number of warrants to be registered.

General

2. In relation to the 3,000,000 ordinary shares of common stock issuable upon exercise of the ordinary warrants issued in the June 22, 2023, private placement, please tell us your basis for registering the offering of these shares on a primary basis. In this regard, we note that these shares and warrants were issued pursuant to the exemptions provided in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder, and are exercisable within one year. Please consider the rationale set out in Securities Act

Sections C&DI Questions 139.08, 239.15, and 103.04.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian Rosenzweig, Esq.